EXHIBIT 77C
FLAHERTY & CRUMRINE PREFERRED INCOME OPPORTUNITY FUND INCORPORATED
 (the "Fund")
Meeting of Shareholders
On April 18, 2013, the Fund held its Annual Meeting of
Shareholders (the "Annual Meeting") for the following purpose: election of Directors of the Fund ("Proposal
1"). The proposal was approved by the shareholders and the results of the voting are as follows:

Proposal 1: Election of Directors.

      Name                    For            Withheld

      Donald F. Crumrine      10,131,129      169,470

      Robert F. Wulf          10,146,611      153,988

David Gale, Morgan Gust and Karen H. Hogan continue to serve in their capacities as Directors of the Fund.